FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

  Press Release: MIND CTI to Acquire Sentori Dated August 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

MIND C.T.I. Ltd. /s/ Monica Eisinger Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Exhibit

  Press Release: MIND CTI to Acquire Sentori Dated August 3, 2005.

MIND CTI to Acquire Sentori

Acquisition Brings Strength to Product Portfolio and Expands US Presence

Yokneam, Israel - August 3, 2005 - MIND CTI Ltd. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid multiple services, today announced that it has signed a definitive agreement to acquire Sentori, Inc., a leading provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's).

Sentori provides billing and customer care software solutions mainly to mobile carriers and MVNO's. Sentori is based in the Washington, DC metro area, has about 20 employees and supports about 16 customers in the US, the Caribbean and Central America.

"We are pleased with this acquisition that satisfies the criteria we defined: proven revenue generation, complementary technology and geography and expected accretion to earnings within two to three quarters. The US market has become more active lately and MIND is especially suitable for both the VoIP opportunities and now for the MVNO opportunities as well." said Monica Eisinger, chief executive officer of MIND. "In addition to the significant customer base and valuable partner relationships, MIND will gain a team of highly experienced professionals in the wireless telecommunications industry located in Silver Spring, Maryland."

Sentori will operate as the Americas headquarters for MIND. The new division will continue to be led by Michael Halley, president of Sentori, and the current management team. Halley has been with Sentori since 2000, serving as vice president of professional services from 2002 to 2004 and leading the company as president & CEO since December 2004. He has more than fifteen years of international business experience in telecommunications and information technology and has expertise in program management and management consulting. Prior to joining Sentori, Halley served as acting-CEO for SMTC, a St. Maarten telecommunications provider. Prior to that, he headed up the management consulting division for KMPG Aruba. He holds a BA in economic sociology and an MBA, both from Erasmus University in Rotterdam, The Netherlands.

"The team at Sentori is definitively enthusiastic about becoming part of a larger, public company with both global reach and financial strength. This transaction allows Sentori to better support its customers by combining and enlarging the engineering and deployment teams." said Michael Halley, president of Sentori Inc. "Our existing and potential customers will benefit now that we can offer more comprehensive products and capabilities as well as improve time-to-market initiatives and implementation strategies for complex projects for carriers offering service bundles that include voice, data, and video."

Arie Ganot, chief financial officer of MIND commented: "Under the terms of the acquisition, MIND will acquire Sentori for $5.1 million in cash. The transaction is expected to be neutral to earnings per share, excluding acquisition-related items, in the third and the fourth quarter of fiscal 2005, and accretive to earnings per share, excluding acquisition-related items, in fiscal 2006 and thereafter. MIND will incur a one-time charge in its third fiscal quarter ending September 30, 2005 to account for certain costs related to the acquisition. MIND's revenues for the third quarter of 2005 are expected to reach $4 million."

The acquisition is anticipated to be completed shortly, subject to customary closing requirements.

About MIND
MIND CTI Ltd. (http://www.mindcti.com) is a leading global provider of real-time billing and customer care solutions for pre-paid and post-paid voice, data and video. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND solutions include "best-in-class" solutions for Service Enabling of IP services in the wireless arena, end-to-end convergent billing solutions and internal billing for large enterprises. MIND operates from offices in Europe, Israel, the United States and China.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com